SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2018
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Updated Work Schedule for

Mata de Santa Genebra Transmissão S.A.

Companhia Paranaense de Energia – COPEL, a company that generates, transmits, distributes and sells electric power, with shares listed on B3 (CPLE3, CPLE5, CPLE6), NYSE (ELPVY, ELP) and LATIBEX (XCOP), pursuant to CVM Instruction 358/02, hereby informs its shareholders and the market in general the updated schedule for the works to be executed at SPC Mata de Santa Genebra.

The start date of the static compensator of the Santa Bárbara do Oeste substation, which composes the Mata de Santa Genebra transmission system (MSG), expected for November 2018 was revised and updated for January 2019 since, despite this phase has already been completed, the Test Release Term (Termo de Liberação de Testes – TLT) by the ONS (National Electric System Operator) has not been issued due to pending items in other facilities of the project that depend on specific approvals by ANEEL, which are in progress. On October 22, 2018, MSG sent an official letter to ANEEL requesting the possibility of the Test Release Term (TLT) for the static compensator (-300/+300) Mvar. In response, the Superintendence of Concessions, Permits and Transmission and Distribution Authorizations (SCT) issued, on November 8, 2018, technical note 0756/2018-SCT/ANEEL requesting the Board of Directors of ANEEL to evaluate the matter.

The Company awaits the finalization of the administrative process at ANEEL, registered under No. 48500.003978/2015-11, in order for ONS to release the specific TLT and, consequently, begin the Facilities Operational phase.

Additionally, we inform that Copel is monitoring the evolution of the process with ANEEL for the approval of the Test Release Term as soon as possible.

Curitiba, November 30, 2018.

Vicente Loiacono Neto

Chief Governance, Risk and Compliance Officer interim as Financial and Investor Relations Officer

For further information, please contact the Investor Relations team:

ri@copel.com or +55 (41) 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date December 3, 2018

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Jonel Nazareno Iurk
Jonel Nazareno Iurk Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.